U.S. SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K        ☐ Form 20-F      ☐ Form 11-K       ☐ Form 10-Q       ☐ Form 10-D

☐ Form N-CEN    ☐ Form N-CSR

For period ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Ur-Energy Inc.

Former Name if Applicable:

N/A

Address of Principal Executive Office (Street and Number):

10758 West Centennial Road, Suite 200

City, State and Zip Code:

Littleton, Colorado 80127

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Ur-Energy Inc. (the “Company”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2024 (the “Annual Report”) by the March 31, 2025 deadline for non-accelerated filers, as it requires additional time to complete its review of an accounting matter related to stock compensation to ensure compliance with applicable accounting standards and regulations. The Company expects that the Annual Report will be filed as soon as practicable and prior to the fifteenth calendar day following the March 31, 2025 deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

John W. Cash	(720)	981-4588
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A non-cash reclassification of certain stock options awarded under its Amended and Restated Stock Option Plan (2005), as amended, from equity to liabilities and a possible adjustment to stock compensation expense will impact the Company’s outstanding stock options in the latter half of 2024. As of the date hereof, the potential adjustments of the reclassification from equity to liability and possible change to stock compensation expense have not been quantified.

Ur-Energy Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ John W. Cash
John W. Cash
Chief Executive Officer